As filed with the Securities and Exchange Commission on April 17, 1997

                                                      Registration No.  33-98018
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                    CONSOLIDATED HEALTH CARE ASSOCIATES, INC.
                 (Name of small business issuer in its charter)




          NEVADA                          8049                   91-1256470
--------------------------------------------------------------------------------
(State or other jurisdiction of  (Primary standard industrial (I.R.S.  employer
incorporation or organization)   classification code number)  identification
                                                              number)


                                 38 POND STREET
                          FRANKLIN, MASSACHUSETTS 02038
                                 (508) 520-2422
                   (Address and telephone number of principal
               executive offices and principal place of business)

                                ROBERT M. WHITTY,
                                    PRESIDENT
                               CONSOLIDATED HEALTH
                              CARE ASSOCIATES, INC.
                                 38 POND STREET
                          FRANKLIN, MASSACHUSETTS 02038
                                 (508) 520-2422
                          (Name, address and telephone
                          number of agent for service)
                            ------------------------

                                   COPIES TO:

                              ARTHUR D. EMIL, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 715-9100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 14, 1997)


                        6,047,017 SHARES OF COMMON STOCK

                    CONSOLIDATED HEALTH CARE ASSOCIATES, INC.

         This Prospectus Supplement (the "Supplement") supplements the Prospectus of Consolidated Health Care Associates, Inc. (the "Company") dated February 14, 1997 (the "Prospectus") with audited financial statements for the year ended December 31, 1996. This Supplement forms a part of, and should be read in conjunction with, the Prospectus of the Company.

                                     EXPERTS

The financial statements as of December 31, 1995 and the year then ended, included in this prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements as of the period ended December 31, 1996 included in this prospectus have been so included in reliance on the report of Federman, Lally & Remis LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                   The Date of this Prospectus is April , 1997

                       Financial Statements and Schedules

                                Table of Contents



Consolidated Health Care Associates, Inc.
                                                                            Page
                                                                            ----

    The Report of Independent Accountants                                    S-3

    The Report of Independent Accountants                                    S-4

    Consolidated statements and notes as of December 31, 1996, and 1995 and for the years then ended:

        Consolidated Balance Sheets                                          S-5

        Consolidated Statements of Operations                                S-6

        Consolidated Statements of Stockholders' Equity                      S-7

        Consolidated Statements of Cash Flows                                S-8

        Notes to Consolidated Financial Statements                   S-9 to S-19

                      THE REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Consolidated Health Care Associates, Inc.

In our opinion, the accompanying consolidated financial statements appearing on pages S-4 through S-16 present fairly, in all material respects, the financial position of Consolidated Health Care Associates, Inc. and its subsidiaries at December 31, 1995, and the results of their operations and their cash flows for the year, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 15 to the financial statements, the Company's ability to meet all its obligations as they become due is dependent on the continued availability of financing arrangements for factoring receivables and on the availability of other sources of financing. These financing uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Price Waterhouse LLP

Providence, RI
April 5, 1996

                      THE REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Consolidated Health Care Associates, Inc.

We have audited the accompanying consolidated balance sheet of Consolidated Health Care Associates, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Health Care Associates, Inc. and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 15, the Company has suffered recurring losses, including a net loss in excess of $473,000 for the year ended December 31, 1996, and has an accumulated deficit in excess of $7,972,000 as of December 31, 1996, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 15. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Federman, Lally  & Remis LLC

Farmington, Connecticut
March 12, 1997

=========================================================================================================================
                                      CONSOLIDATED HEALTH CARE ASSOCIATES, INC.
=========================================================================================================================
                              Consolidated Balance Sheets as of December 31, 1996 and 1995
=========================================================================================================================
ASSETS:                                                                                           1996               1995
-------                                                                                           ----               ----
  Current assets:
      Cash                                                                                  $   37,141         $   85,557
      Accounts receivable (net of allowance of $977,000 in 1996 and $815,000 in
         1995)                                                                               1,817,036          2,016,846
      Other accounts receivable                                                                535,225            116,260
      Other current assets                                                                     176,403            102,056
                                                                                            ----------          ---------

      Total current assets                                                                   2,565,805          2,320,719
                                                                                            ----------          ---------

  Property and equipment, at cost:
      Equipment and leasehold improvements                                                   1,316,166          1,292,487
      Less accumulated depreciation and amortization                                          (862,305)          (694,903)
                                                                                            ----------          ---------
         Property and equipment, net                                                           453,861            597,584
                                                                                            ----------          ---------

  Other assets:
     Goodwill (net of accumulated amortization of $384,342 in 1996 and $309,290
         in 1995)                                                                            2,428,463          2,503,515
     Other                                                                                     132,437            144,979
                                                                                            ----------          ---------

     Total other assets                                                                      2,560,900          2,648,494
                                                                                            ----------          ---------

  TOTAL                                                                                     $5,580,566         $5,566,797
                                                                                           ===========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Current liabilities:
     Notes payable and current portion of long-term debt                                     $ 353,023          $ 521,248
     Accounts payable                                                                          778,358            799,888
     Accrued personnel costs                                                                   377,085            326,468
     Accrued expenses and other liabilities                                                    173,038            214,583
                                                                                            ----------          ---------

     Total current liabilities                                                               1,681,504          1,862,187

  Long-term debt                                                                             1,804,550          1,699,360
  Other liabilities                                                                                 -              26,998
                                                                                            ----------          ---------

  Total liabilities                                                                          3,486,054          3,588,545
                                                                                            ----------          ---------

  Commitments and contingencies (Notes 6 and 10))

  Stockholders' equity:
     Preferred stock, 10,000,000 shares authorized; issued and outstanding 1,727,305
     in 1996 and 1995                                                                        1,727,305          1,727,305
     Common stock, $.012 par value, 50,000,000 shares authorized; issued
     16,369,583 in 1996, and 14,702,306 in 1995                                                196,435            176,428
     Additional paid-in capital                                                              8,230,611          7,661,116
     Accumulated deficit                                                                    (7,972,339)        (7,499,097)
                                                                                            ----------          ---------
                                                                                             2,182,012          2,065,752
     Less-treasury stock, 700,000 shares of common stock, at cost                              (87,500)           (87,500)
                                                                                            ----------          ---------
   Total stockholders' equity                                                                2,094,512          1,978,252
                                                                                            ----------          ---------

  TOTAL                                                                                     $5,580,566         $5,566,797
                                                                                            ==========         ==========
-------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.
=========================================================================================================================

===============================================================================================================
                                   CONSOLIDATED HEALTH CARE ASSOCIATES, INC.
===============================================================================================================
                                     Consolidated Statements of Operations
                                For the Years Ended December 31, 1996 and 1995
===============================================================================================================
                                                                                  1996                  1995
                                                                              ---------------------------------
Revenue, net                                                                  $ 8,799,431            $8,617,798
                                                                              -----------           -----------
Costs and expenses:
   Operating costs                                                              7,015,664             7,244,196
   Administrative and selling costs                                             1,771,723             1,641,099
   Depreciation and amortization                                                  242,454               230,115
                                                                              -----------           -----------

Total costs and expenses                                                        9,029,841             9,115,410
                                                                              -----------           -----------

Operating loss                                                                   (230,410)             (497,612)

Interest expense                                                                 (298,564)             (183,023)

Other income, net                                                                  86,562               81,780
                                                                              -----------           -----------

Loss before income tax provision                                                 (442,412)             (598,855)

Income tax provision                                                               30,830                10,000
                                                                              -----------           -----------

Net loss                                                                      $  (473,242)          $  (608,855)
                                                                              ===========           ===========

Net loss per share                                                                  $(.04)                $(.05)
                                                                              ===========           ===========

---------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.
===============================================================================================================

==================================================================================================================================
                                            CONSOLIDATED HEALTH CARE ASSOCIATES, INC.
==================================================================================================================================
                                         Consolidated Statements of Stockholders' Equity
                                          For the Years Ended December 31, 1996 and 1995
==================================================================================================================================
                                                                                                 Additional
                                             Preferred          Common           Treasury          Paid-In         Accumulated
                                               Stock             Stock            Stock            Capital           Deficit
==================================================================================================================================
Balance, January 1, 1995                    $1,727,305          $159,268        $(87,500)        $7,337,382        $(6,890,242)

Common stock issued                                               17,160                            323,734

Net loss for the year                                                                                                 (608,855)
                                            ----------          --------        --------         ----------        -----------

Balance, December 31, 1995                  $1,727,305          $176,428        $(87,500)        $7,661,116        $(7,499,097)

Common stock issued                                               20,007                            569,495

Net loss for the year                                                                                                 (473,242)
                                            ----------          --------        --------         ----------        -----------

Balance, December 31, 1996                  $1,727,305          $196,435        $(87,500)        $8,230,611        $(7,972,339)
                                            ==========          ========        ========         ==========        ============

----------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.
==================================================================================================================================

===========================================================================================================
                                 CONSOLIDATED HEALTH CARE ASSOCIATES, INC.
===========================================================================================================
                                   Consolidated Statements of Cash Flows
                              For the Years Ended December 31, 1996 and 1995
===========================================================================================================
                                                                                1996               1995
-----------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:

  Net loss                                                                    $(473,242)         $(608,855)

  Adjustments to reconcile net loss to net cash from operating activities:
     Depreciation                                                               167,402            156,000
     Amortization of goodwill                                                    75,052             74,115
     Loss on disposal of fixed assets                                                 -              2,500
     Gain on debt restructuring                                                 (89,231)           (31,372)
     Non-cash interest expense                                                   21,434             18,277
     Non-cash expense for 401K contribution                                      53,935             79,500
     Non-cash compensation expenses                                             118,750                  -
    (Increase) decrease in accounts receivable                                 (179,155)           139,319
    (Increase) decrease in other current assets                                 (13,191)          (151,643)
    (Increase) decrease in other assets                                          41,002             93,017
     Increase (decrease) in accounts payable, accrued personnel  costs,
     accrued expenses, and other liabilities                                    168,507            203,504
                                                                            -----------          ---------

  Net cash used for operating activities                                       (108,737)           (25,638)
                                                                            -----------          ---------
Cash Flows From Investing Activities:

  Purchases of equipment                                                        (23,679)          (138,075)
                                                                            -----------          ---------

Cash Flows From Financing Activities:

  Proceeds from issuance of debt                                                340,000            335,000
  Proceeds from issuance of common stock                                         10,000            125,000
  Principal payments on debt                                                   (266,000)          (423,871)
                                                                            -----------          ---------

  Net cash provided by financing activities                                      84,000             36,129
                                                                            -----------          ---------

  Net decrease in cash                                                          (48,416)          (127,584)

  Cash, beginning of year                                                        85,557            213,141
                                                                            -----------          ---------

  Cash, end of year                                                         $    37,141          $  85,557
                                                                            ===========          =========

-----------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.
===========================================================================================================

Consolidated Health Care Associates, Inc.
Notes to Consolidated Financial Statements
December 31, 1996 and 1995

1.       Summary of Significant Accounting Policies

Consolidated Health Care Associates, Inc. (the Company or CHCA) is a provider of therapeutic rehabilitation services including physical, occupational and speech therapy. Services are provided on a local and regional basis through a network of outpatient clinics, as well as through managed rehabilitation contracts. The Company owns and operates ten clinics, five in Massachusetts, one in Pennsylvania, three in Delaware and one in Florida. The Company also provides managed ancillary health care rehabilitation services through contract staffing, principally in Massachusetts, Pennsylvania, Florida, Delaware and New York.

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Consolidated Imaging Systems, Inc., Associated Billing Corporation, PTS Rehab, Inc. and Consolidated Rehabilitation Services, Inc. All significant intercompany transactions and balances have been eliminated.

Revenues and Accounts Receivable

Revenues are recorded when services are provided at the estimated net realizable amounts from patients, third party payors and contracted agreements. Substantially all of the Company's accounts receivable are due from third-party insurance companies or government agencies.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is determined utilizing the straight-line method over the estimated useful lives of equipment, furniture and fixtures, and leasehold improvements as follows:

                    Equipment                          5 - 7 years
                    Furniture and fixtures             5 - 7 years
                    Leasehold improvements                10 years

When property or equipment is retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts with any resulting gain or loss reflected in net income. Maintenance and repairs are expensed as incurred.

Goodwill

The excess of the purchase price over the fair value of the net assets of acquired physical therapy clinics has been recorded as goodwill and is being amortized over 27-40 years using the straight-line method. Management believes this amortization period is reasonable for its clinics with profitable operations. When adverse events or changes in circumstances indicate that previously anticipated cash flows warrant reassessment, the Company reviews the recoverability of goodwill by comparing estimated undiscounted future cash flows from clinical activities to the carrying value of goodwill. If such cash flows are less than the carrying value of the goodwill, an impairment loss is measured as the amount by which goodwill exceeds the present value of estimated cash flows using a discount rate commensurate with the risks involved.

Income Taxes

Income taxes are provided utilizing the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to be recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for allowance for doubtful accounts, depreciation and amortization, employee benefit plans, taxes, deferred taxes and contingencies.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, accrued personnel costs, other accrued expenses, and other liabilities are reasonable estimates of their fair value because of the short maturity of those instruments. It is not practical for the Company to estimate the fair value of long-term debt without the Company incurring excessive costs.

New Accounting Pronouncements

The Financial Accounting Standards Board (the FASB) issued Financial Accounting Standard No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" (FAS 121) in March 1995. FAS 121 requires that long-lived assets and certain indefinite intangible assets be reviewed for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The entity must estimate the future cash flows expected to result from the use of the asset and its eventual disposition, and to recognize an impairment loss for any differences between the fair value of the asset and the carrying amount of the asset. The Company adopted FAS 121 in 1996. The effect on the Company's financial position or results of operations from adoption of FAS 121 is not material.

The FASB issued Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123) in October 1995 effective for years beginning after December 15, 1995. FAS 123 was implemented by the Company during 1996. FAS 123, establishes a fair value-based method of accounting for stock options and other equity instruments. It requires the use of that method for transactions with other than employees and encourages its use for transactions with employees. Under provisions of FAS 123, the Company is not required to change its method of accounting for stock based compensation and management has retained its current method of accounting.

The FASB issued Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (FAS 125) in June of 1996. The effective date of FAS 125 was December 31, 1996, and was to be applied prospectively to transfers and servicing of assets and extinguishment of liabilities occurring after that date. The FASB issued Financial Accounting Standard No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" (FAS 127) in December of 1996. FAS 127 delays the application of FAS 125 until December 31, 1997. The effect on the Company's financial position or results of operations from the adoption of FAS 125 is not expected to be material.

Reclassifications

Certain 1995 amounts have been reclassified to agree with the 1996 presentation.

2.            Accounts Receivable Financing

Substantially all of the Company's accounts receivable are due from third-party insurance companies or government agencies. Beginning in 1995, the Company factors with recourse all of the accounts receivable of Consolidated Rehabilitation Services, Inc. and certain accounts receivable of PTS Rehab, Inc. Subsequent to year end, the Company renegotiated its factoring arrangement to increase the credit line from $1,250,000 to $2,000,000, as set forth in Note 16.

The Company accounts for these factoring arrangements as sales. During the years ended December 31, 1996 and 1995 the Company received $2,938,000 and $1,377210,000 of proceeds from the factoring of accounts receivable, respectively. At December 31, 1996 and 1995, the Company was contingently liable for approximately $1,407,000 and $327,000 of such accounts, respectively. Reserves are included in the allowance for doubtful accounts in the accompanying balance sheet to provide for the estimated uncollectible portion of accounts receivable with recourse. Service fees charged by the factoring agent during 1996 and 1995 totaled $45,000 and $18,700 respectively, and are included as interest expense on the accompanying consolidated statements of operations. At December 31, 1996 and 1995, the Company had transferred accounts receivable in excess of the proceeds it received from its factor of $535,225 and $116,216, respectively, which are reflected as other receivables in the accompanying consolidated balance sheets.

In November 1995, Joel Friedman, then the Chairman and Chief Executive of the Company, and Robert M. Whitty, the President of the Company, jointly and severally guaranteed those accounts receivable of the Company that were pledged to Capital Factors, Inc., a lender to the Company. The amount of the line of credit secured by the Company's accounts receivable is $500,000. In January 1996, additional guarantees were provided by Messrs. Friedman and Whitty in connection with an additional line of credit secured by receivables in the amount of $750,000. Subsequent to Mr. Friedman's resignation on November 1, 1996 as the Company's Chairman and as an officer of the Company, Mr. Friedman's guarantees were released.


3.       Goodwill

Goodwill was recorded during the period from 1991 through 1993 in conjunction with the Company's acquisitions of physical therapy clinics in Massachusetts, Pennsylvania, Delaware and Florida during that period. Since these acquisitions, the Company has experienced lower than anticipated patient volumes at certain clinics which it attributes to utilization constraints imposed by managed care and third party payers and the impact of new competitors in these geographic markets. Revenues at these facilities have also declined from management's original expectations at the time of the acquisitions because of the unanticipated increase in customers covered by managed care. Revenues have also been adversely affected by reductions in workers compensation and personal injury reimbursement rates.

These trends, which are expected to continue in the foreseeable future, have adversely impacted the Company's profitability in its Pennsylvania, Delaware and Florida clinics. As a consequence, during the fourth quarter of 1994, the Company revised its original projections developed at the time of acquisition to more accurately reflect the effects of these trends. The resulting cash flow projections indicated that the Company would not recover the goodwill attributable to certain of its clinics. Accordingly, the Company recorded an impairment charge of $3,209,439 during the fourth quarter of 1994. The majority of the clinics to which this impairment charge relates were acquired in 1993. Although the patient volumes and, therefore, revenues at these clinics during the first several months of 1994 were lower than anticipated when they were acquired, such shortfalls were initially attributed to adverse weather conditions and other nonrecurring factors and, therefore, were considered to be a temporary phenomenon. In the fourth quarter of 1994 it was determined that there were also factors of a more permanent nature, related primarily to managed health care and competition, to which a portion of these shortfalls at these clinics could be attributed. No such impairment charges were incurred during 1996 or 1995.

Changes in goodwill during 1996 and 1995 are summarized as follows:


===========================================================================
                                               1996                1995
---------------------------------------------------------------------------
Balance, January 1,                         $2,503,515          $2,577,630
Goodwill amortization                          (75,052)            (74,115)
                                            ---------           ----------

Balance, December 31,                       $2,428,463          $2,503,515
                                            ==========          ==========

===========================================================================


4.              Revenue, Net

Revenue is reported net of allowances as follows:

==================================================================================================
                                                                   1996                  1995
==================================================================================================
Revenue                                                         $12,003,250           $11,659,001
Allowances for contractual and other adjustments                 (3,203,819)           (3,041,203)
                                                                -----------           -----------

Revenue, net                                                    $ 8,799,431           $ 8,617,798
                                                                ===========           ===========

=================================================================================================

5. Supplemental Disclosure of Cash Flows and Noncash Investing and Financing Activities

During 1996, the Company issued 419,342 shares of common stock to reduce the outstanding principal of long-term debt by $182,802. Additionally, the Company issued 180,000 shares of common stock, valued at $53,935, to the Company's 401K plan, 210,400 shares of common stock, valued at $65,750 to a vendor in satisfaction of an obligation in the same amount, and 501,778 shares of common stock, valued at $154,812 to noteholders as consideration for certain financing activities on behalf of the Company. In addition, $108,000 of accounts payable were converted to term debt.

During 1995, the Company issued 1,310,000 shares of common stock to reduce the outstanding principal of long-term debt by $345,688. Additionally, the Company issued 120,000 shares of common stock, valued at $79,500, to the Company's 401K plan.


6.   Lease Commitments

The Company leases clinic facilities under several non-cancelable operating leases expiring at various times between 1996 and 2000. Rent expense for these operating leases was $542,600 in 1996 and $543,600 in 1995.

Future minimum payments under non-cancelable facility operating leases for the five years subsequent to December 31, 1996 are:



                                                      Operating
                                                        Leases
================================================================
1997                                                  $505,491
1998                                                   245,948
1999                                                    56,207
2000                                                    30,296
2001                                                    31,825
                                                      --------

Total minimum lease payments                          $869,767
                                                      -------

================================================================

7.       Notes Payable and Long-Term Debt

Notes payable and long-term debt consists of:

                                                                                           1996               1995
                                                                                           ----               ----
Convertible promissory notes (convertible into 292,184 shares of CHCA                    $702,530           $900,858
common stock) with interest rate of 7-10% issued in connection with business acquisitions, payable in monthly installments through 2002

Convertible promissory notes (convertible into 238,474 of CHCA common                     461,251            502,968
stock) with interest rate of 7-10% issued to employees in connection with business acquisitions, payable in monthly installments through 2001

Promissory notes to Renaissance Capital Partners and other stockholders with              340,000                  -
interest at 10%, payable in full in April 1999

Promissory notes issued in connection with business acquisitions, with average            297,262            396,600
interest rate of 7-10%, payable monthly through 2001

Convertible promissory notes (convertible into 160,000 shares of CHCA                     120,000            120,000
common stock) bearing interest of 10%, issued to a Director; principal payable in full September 1998

Non-interest bearing note payable with monthly payments through 1997                       84,750             25,000

Convertible promissory notes (convertible into 80,000 shares of CHCA                       60,000             60,000
common stock) bearing interest of 10% payable monthly; principal payable in full September 1998

Promissory note with interest rate of 12%, payable in monthly installments                 49,781             65,750
through 1999

Promissory notes with average interest rates of  9-11% payable in monthly                  41,999                  -
installments through 1999

Demand notes with interest paid monthly at prime rate plus 4%                                   -             89,432

Non-interest bearing loan payable to officers; paid in January 1996                             -             60,000
                                                                                       ----------         ----------

Total long-term debt                                                                    2,157,573          2,220,608

Less:   current portion of debt                                                          (353,023)          (521,248)
                                                                                       ----------         ----------
Long-term debt                                                                         $1,804,550         $1,699,360
                                                                                       ==========         ==========

Substantially all of the Company's assets are security for the above debt.

At December 31, 1996 and 1995, the Company was in default for non-payment of principal and interest on one or more of its note payable obligations. Subsequently, the Company cured these defaults by renegotiating and extending the payment terms of these obligations, by issuing new convertible promissory notes and by remitting past-due payments of principal and interest.

In January 1996, pursuant to an arbitration agreement, the Company entered into a three-year 12% note payable agreement for $65,750 with a vendor. Additionally, the Company issued $65,750 worth of the Company's common stock to the vendor, based upon the market price of the stock at the time of the agreement.

In February 1996, the Company renegotiated a convertible promissory note and a promissory note, both of which were issued in connection with a business acquisition. Under the renegotiated agreements, the interest rate for these notes was increased to 9.5% and the term of the notes was extended to 2002. In consideration, the Company issued warrants to the note holder to purchase 83,333 shares of the Company's common stock at $0.30 per share. The warrants may be exercised anytime for a period of 3 years. Additionally, the Company issued to the note holder $50,000 worth of the Company's common stock based upon market prices in effect as of the date of the renegotiated agreements.

In April 1996, the Company renegotiated a convertible promissory note held by an employee issued in connection with a business acquisition, which was originally due in 1996. The new renegotiated note was extended for five years with interest-only payments at 10% to be made in 1996 and 1997. In consideration, the Company released the employee from non-compete agreements and issued $30,000 worth of the Company's common stock based upon market prices in effect as of the date of the agreement.

In April 1996, the Company executed a promissory note in favor of Renaissance in connection with a $500,000 line of credit. Pursuant to the promissory note, the Company is obligated to pay interest on the unpaid monthly balance of the line of credit at the rate of 10% per annum, computed in arrears, with the entire principal balance plus any unpaid interest due in full on April 17, 1999. As of December 31, 1996, $340,000 had been advanced to the Company under these arrangements. Of this amount, $265,000 was loaned by Renaissance, and the balance by the following persons participating in the loan: Alan Mantell,
$15,000; Joel Friedman, $15,000; Goodhue Smith, a member of the Board of Directors, $20,000; and Duncan-Smith Co., an entity affiliated with Mr. Smith, $25,000. In September and December 1996, the Company issued to Renaissance and the other participants in the Renaissance credit line shares of common stock in consideration of their loans to the Company, as follows: Renaissance, 159,000 shares; Mr. Mantell, 9,000 shares; Mr. Friedman, 9,000 shares; Mr. Smith, 12,000 shares; and Duncan-Smith Co., 15,000 shares.

In July 1996, the holder of a convertible promissory note issued in connection with a business acquisition converted the note and certain accounts payable due the note holder to common stock. The note, which had an outstanding balance of $182,305 and the accounts payable in the amount of $6,399 were converted into 419,342 shares of common stock at a price of $.45 per share.

In December 1996, the Company determined that a demand note payable, which it had assumed in connection with a previous business acquisition in 1991, the outstanding balance of which was $89,231 would not have to be repaid. This loan was originally payable to a bank that is now defunct, the assets of which were taken over by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC sold the loan to a third party which subsequently determined the loan to be uncollectible. The third party returned the then deemed uncollectible loan to the FDIC in April 1995. The Company has not made any principal or interest payments on the loan since 1991 and has not been contacted by the FDIC regarding repayment of the loan since that time. Management has no plans to repay the loan and believes that it is unlikely that the FDIC will demand repayment. Accordingly, the Company wrote-off the remaining balance under the loan of $89,231, which has been reflected as other income in the accompanying consolidated statement of operations for the year ended December 31, 1996.

In December 1994 and January 1995, the Company issued $500,000 of short-term notes, payable in September 1995. In connection with this financing, the Company issued warrants to purchase 300,000 shares of the Company's common stock at $0.75 per share. These warrants may be exercised at any time for a period of two years. During August and September 1995, certain holders of these short term notes exchanged $375,000 of the outstanding obligations for three-year 10% convertible promissory notes, payable on September 15, 1998. In conjunction with this transaction, $195,000 of these notes were converted into 780,000 shares of the Company's common stock. Additionally, the Company repaid $125,000 to note holders and raised equivalent funds by issuing 500,000 shares of the Company's common stock.

During 1995, a holder of a convertible promissory note, issued in conjunction with a business acquisition, exchanged approximately $26,000 of the outstanding obligation for 30,000 shares of the Company's common stock.

Aggregate annual long-term debt maturities for the next five years are:


          =============================================================
          Year Ending December 31,

          1997                                                 $353,023

          1998                                                 $410,719

          1999                                                 $569,982

          2000                                                 $241,002

          2001                                                 $283,075

          2002 and thereafter                                  $299,772
                                                             ----------

          Total                                              $2,157,573
                                                             ==========

          =============================================================


8.       Stockholders' Equity

Preferred Stock and Common Stock

At December 31, 1996 and 1995, the Company had outstanding shares of preferred and common stock as follows:

                                        Preferred    Preferred        Common
                                         Series A     Series B         Stock

Balance, January 1, 1995                1,227,305      500,000      13,272,306

Number of shares issued for
    Reduction of debt                           0            0       1,310,000
    Contribution to 401(k) plan                 0            0         120,000
                                        ---------     --------      ----------
Total of shares issued                          0            0       1,430,306
                                        ---------     --------      ----------

Balance, December 31, 1995              1,227,305      500,000      14,702,306
                                        ---------     --------      ----------

Number of shares issued for
    Reduction of debt                           0            0       1,187,277
    Contribution to 401(k) plan                 0            0         180,000
    Directors' compensation                     0            0         300,000
                                        ---------     --------      ----------
Total of shares issued                          0            0       1,667,277
                                        ---------     --------      ----------

Balance, December 31, 1996              1,227,305      500,000      16,369,583
                                        =========      =======      ==========

In connection with the exchange of convertible debt as of June 30,1994, the Company issued 1,227,305 shares of Series A preferred stock. Additionally, on October 24, 1994 the Company issued 500,000 shares of Series B preferred stock. The holders of the preferred stock have the right to convert such stock into Company common stock at a conversion price of $.75 per share (1.333 shares of common stock for each share of Series A) and $.33 per share (3.0 shares of common stock for each share of Series B) for Series A and Series B, respectively. The preferred stock requires cumulative dividends at the rate of 6% per annum. Cumulative dividends in arrears totaled $259,096 and $155,458 at December 31, 1996 and 1995, respectively. No dividends were declared in 1996 or 1995; therefore, cumulative dividends in arrears are not recorded in the accompanying consolidated balance sheets. In the event the Company raises in excess of $1.5 million additional equity at a per share price in excess of $.75, the holders of Series A and B preferred stock are required to convert their preferred stock into common stock.

Options

The Company has stock options outstanding to participants under the 1994 Stock Option Plan (the 1994 Plan) approved by stockholders on June 20, 1995, effective November 3, 1994. The 1994 Plan provides the Company the ability to grant options to purchase an aggregate of 3,000,000 shares of common stock. Types of grants under the 1994 Plan include non-statutory stock options, incentive (performance) stock options and restricted stock awards. Options granted under the Plan will be exercisable as determined by the Options Committee of the Board of Directors (the Committee). The Committee may prescribe the options granted become exercisable in installments or provide that an option may be exercisable in full immediately upon the date of the grant.

     At the end of 1994 the Company granted 1,800,000 options to its officers and directors to acquire the Company's stock at $.97 per share, the fair market value at the date of grant. At the time of the grant, 600,000 were immediately vested with 1,000,000 of the balance to be vested only upon the achievement of certain future performance goals and 200,000 options ratably vested over the next four years. During 1995, 666,667 of these options expired due to the non-achievement of certain goals and the termination of an officer.
Additionally, 50,000 options became vested in 1995 in accordance with the vesting schedule. The Company also has stock options outstanding under the 1989 Stock Incentive Plan ( the Plan). The Company grants awards of common stock to those persons determined by the Board of Directors to be key employees who are responsible for the management and growth of the Company. The size of the award is generally determined on the basis of the level of responsibility of the employee. Types of awards include non-statutory stock options, incentive options (qualifying under Section 422A of the Internal Revenue Code of 1986) and restricted stock awards. Options generally expire ten years from the grant date and unless otherwise provided, are exercisable on a cumulative basis with respect to 20% of the optioned shares on each of the five anniversaries after the grant date. Restrictions on restricted stock awards generally lapse with respect to 20% of the shares subject to the award after the expiration of each year following the grant date and the portions of such awards for which restrictions have not lapsed are subject to forfeiture upon termination of employment. The Company may grant options to purchase an aggregate of 500,000 shares of common stock under the Plan, 380,000 of which are currently available for grant. No stock options or other awards under the Plan were granted during 1996.

The Company also has other option awards. Of these, due to the termination of an officer, 204,584 options issued to the officer prior to 1994, were canceled during 1995.

Stock option transactions during 1996 and 1995 were as follows:


-------------------------------------------------------------------------------------------------------------------------------
                                      1989 Stock       Weighted       1994 Stock         Weighted        Other         Weighted
                                      Option Plan      Average        Option Plan        Average         Option         Average
                                                       Exercise                          Exercise        Plans         Exercise
                                                       Price                             Price                            Price
-------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1995                 120,000           $1.31        1,800,000           $0.97        668,084           $0.48
-------------------------------------------------------------------------------------------------------------------------------
     Granted                                  0                                0                              0
-------------------------------------------------------------------------------------------------------------------------------
     Expired                                  0                         (416,667)          $0.97              0
-------------------------------------------------------------------------------------------------------------------------------
     Canceled                          (100,000)          $1.31         (250,000)          $0.97       (104,584)          $0.45
-------------------------------------------------------------------------------------------------------------------------------
     Exercised                                0                                0                              0
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                20,000           $1.31        1,133,333           $0.97        563,500           $0.49
-------------------------------------------------------------------------------------------------------------------------------
     Granted                                  0                        2,357,000           $0.38        333,333           $0.36
-------------------------------------------------------------------------------------------------------------------------------
     Expired                                  0                       (1,000,000)          $0.38       (563,500)
-------------------------------------------------------------------------------------------------------------------------------
     Canceled                                 0                         (933,333)          $0.97       (250,000)          $0.45
-------------------------------------------------------------------------------------------------------------------------------
     Exercised                                0                          (35,714)          $0.28              0
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                20,000           $1.31        1,521,286           $0.45         83,333           $0.30
                                      =========                        =========                     ==========
-------------------------------------------------------------------------------------------------------------------------------

In accordance with the terms of APB No. 25, the Company records no compensation expense for its stock option awards. However, the majority of all options can be forfeited based upon the discretion of the Board of Directors, if in their opinion expectations have not been met, which currently the Board of Directors has not defined. Therefore there is no material pro forma effect that would be disclosed. Additionally, the weighted average recurring contractual lives of the options cannot be determined.

Warrants

Warrants were issued in conjunction with various placements of stock and refinancing of debt. A summary of warrants outstanding is as follows:

                                                   1996           1995
                                                   ----           ----

Balance outstanding, January 1,                  881,000         581,000

         Issued                                        0         300,000

         Expired                                 431,000               0
                                                 -------         -------

Balance outstanding, December 31,                450,000         881,000
                                                 =======         =======

Exercise price range for warrants             $0.75 - $2.08    $0.75 - $2.08


9.       Net Loss Per Share

Net loss per share is computed by dividing the net loss for the year, adjusted for undeclared cumulative preferred dividends, by the weighted average number of common shares issued during each year. The number of shares used in the computation for the years ended December 31, 1996 and 1995 is 15,834,220 and 13,771,855 respectively.

10.      Litigation

There are actions pending against the Company arising out of the normal conduct of business. In the opinion of management the amounts, if any, which may be awarded as a result of these claims would not have a significant impact on the Company's consolidated financial position and results of operations.

11.      Related Parties

During 1996, the Company retained the services of a management consultant company which is affiliated with a current director of the Company. The Company incurred approximately $20,520 in consulting fees in connection with the services rendered by this company, the entire amount of which is included in accounts payable in the accompanying consolidated balance sheet as of December 31, 1996. During 1995, the Company retained legal services from the law firm of a former director of the Company, for which it was paid $32,937.

As set forth in Note 7, during 1996 the Company was advanced $340,000 under an arrangement with Renaissance, a major stockholder of the Company. Interest expense related to this loan was $10,600 for 1996.

The Company rents rehabilitation clinics from an employee. Total rental expense of $133,520 was paid by the Company in 1996 and 1995.

12.      Employee Costs and Benefit Plan

Effective March 1,1992, the Company adopted the 401(k) Savings Plan (the Plan) of its subsidiary company, PTS Rehab, Inc., for all eligible employees of the Company and its subsidiaries. Under the provisions of the Plan, the Company matches 100% of the first 3% of employee contributions. All employees who have reached 21 years of age and have completed one year of service with a minimum of 1,000 hours worked per year are eligible to participate in the Plan. The Company's expense in 1996 and 1995 related to the plan was $50,100 and $79,500, respectively. During 1996 and 1995 the Company issued 180,000 and 120,000 shares of common stock to the Plan reflecting the Company's matching contribution for employee's contributions during 1995 and 1994, respectively.

13.      Accrued Expenses and Other Liabilities

Components of accrued expenses and other liabilities are as follows:

                                             1996                  1995
                                             ----                  ----
Accrued expenses                           $129,038              $214,583
Accrued corporate taxes                      44,000                     -
                                           --------              --------
Total                                      $173,038              $214,583
                                           ========              ========


14.      Income Taxes and Deferred Income Taxes

The provision for income taxes on income from continuing operations in 1996 and 1995 is comprised of minimum taxes due to various states in which the Company operates. The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                            1996                  1995
                                            ----                  ----
Deferred tax assets:
  Net operating loss carry forwards      $1,108,000              $809,000
  Goodwill                                1,231,000             1,249,000
  Provision for doubtful accounts           391,000               326,000
  Other (investment tax credits)              4,000                 4,000
                                         ----------             ---------
                                          2,734,000             2,388,000
                                         ----------             ---------


Deferred tax liabilities:
    Fixed assets                            (80,000)              (81,000)
    Cash to accrual Section 481A
      Adjustment                            (60,000)              (89,000)
                                         ----------            ----------
                                           (140,000)             (170,000)
                                         ----------            ----------
                                          2,594,000             2,218,000
  Valuation allowance                    (2,594,000)           (2,218,000)
                                         ----------            ----------

  Net deferred tax asset                 $        -            $        -
                                         ==========            ==========

A valuation allowance must be established for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has determined that a valuation allowance is required since it is not certain that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. During the year ended December 31, 1996, the valuation allowance increased by $376,000 which included a decrease in the beginning-of-the-year valuation allowance caused by a change in circumstances that caused a change in judgment about the realizability of deferred tax assets of $517,000. During the year ended December 31, 1995, the valuation allowance increased by $100,000.

At December 31, 1996, the Company has Federal net operating loss carry forwards available to reduce future taxable income of approximately $2,770,000. This carry forward expires in varying amounts from approximately 1999 through 2011. It is the Company's understanding that a substantial change in ownership occurred during 1994 as defined under Section 382 of the Internal Revenue Code. In general, a substantial change in ownership may significantly limit the future utilization of tax loss carry forwards incurred prior to an ownership change. As of December 31, 1996, approximately $451,000 of the Company's net operating loss carry forward continues to be limited under Section 382. This limitation, itself, will expire during 1997. Accordingly, for tax year 1997, all of the Company's net operating loss carry forwards should be available to reduce future income.

15.      Liquidity

The Company has suffered recurring losses in each of the past four years, including a net loss of $473,242 and $608,855 for the years ended December 31, 1996 and 1995, respectively. The Company also has an accumulated deficit of $7,972,339 as of December 31, 1996. As a result, during both 1996 and 1995, the Company was unable to make certain scheduled principal and interest payments to note holders and was required to negotiate extended payment terms in certain cases and issue convertible promissory notes in exchange for short-term notes in other cases. In addition, the Company is dependent upon its factoring arrangements pursuant to which it assigned a substantial portion of its accounts receivable to meet its obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern.

However, as described in Note 16, subsequent to December 31, 1996 the Company successfully negotiated a new agreement with its accounts receivable factor under which the maximum borrowing were increased from $1,250,000 to $2,000,000. The Company also sold three of its four Pennsylvania clinics for $900,000 in cash, $150,000 in notes receivable, and the assumption of approximately $230,000 in associated liabilities. Management intends to use the proceeds of the sale of these clinics to reduce its outstanding debt and for continued operating needs.

The  accompanying   consolidated   financial   statements  do  not  include  any
adjustments that might result from the outcome of this uncertainty.

16.      Subsequent Events

In January 1997, the Company executed a new agreement with its accounts receivable factor. The new agreement increases the maximum borrowing from $1,250,000 to $2,000,000.

In February 1997, the Company sold three of its four Pennsylvania clinics for $900,000 in cash and $150,000 in notes receivable. The purchaser also assumed approximately $230,000 in liabilities. Approximately 22% of the Company's total 1996 revenues were attributable to these clinics. The proceeds from the sale of these clinics are intended to be used to reduce the Company's outstanding debt and to fund current operations.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Amendment to this Registration Statement to be signed on its behalf by the undersigned, in the City of Franklin, Commonwealth of Massachusetts, on the 17TH DAY OF APRIL, 1997.


                                       CONSOLIDATED HEALTH CARE ASSOCIATES, INC.




                                       By:/s/ Robert M. Whitty
                                          --------------------
                                              ROBERT M. WHITTY, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 was signed by the following persons in the capacities and on the dates stated:


       SIGNATURE                                TITLE                                 DATE



/s/ Raymond L. LeBlanc         Treasurer, Chief Financial Officer              January 14, 1997
----------------------         and Chief Accounting Officer
RAYMOND L. LEBLANC


Date: April 17, 1997           *
                               ------------------------------------------
                               JAMES W. KENNEY
                               Chairman and Director

Date: April 17, 1997           *
                               ------------------------------------------
                               SIDNEY DWORKIN
                               Director

Date: April 17, 1997           *
                               ------------------------------------------
                               PAUL FRANKEL
                               Director


Date: April 17, 1997           *
                               ------------------------------------------
                               JOEL FRIEDMAN
                               Director

Date: April 17, 1997           *
                               ------------------------------------------
                               GOODHUE W. SMITH III
                               Director



*By:/s/ Robert M. Whitty
    --------------------
         Robert M. Whitty
         Attorney-in-Fact


                                     - ii -